Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Quarterly dividend

The Board of Marine Harvest ASA has resolved on 1 November 2016 to distribute a quarterly dividend of NOK 2.30 per share in the form of a repayment of paid-in capital.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded including dividend up until and including the 10 November 2016. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded ex dividend from and including 11 November 2016. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will have a Record Date on the 14 November 2016. The expected payment date is 16 November 2016.

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record Date on 14 November 2016 and the expected payment date is 23 November 2016.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.